EXHIBIT 2.7

ASSET PURCHASE AGREEMENT

by and among

CLARINET, INC.

AMERICAN TELECONFERENCING SERVICES, LTD.

PREMIERE GLOBAL SERVICES, INC.,

CONFERENCE-CALL USA, LLC

and

CITIZENS COMMUNICATIONS COMPANY

February 16, 2005

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is made as of the 16th day of February, 2005 by and among CLARINET, INC., a Georgia corporation (“Purchaser”), PREMIERE GLOBAL SERVICES, INC., a Georgia corporation (“Parent”), AMERICAN TELECONFERENCING SERVICES, LTD., a Missouri corporation d/b/a Premiere Conferencing (“Purchaser’s Parent”); CONFERENCE-CALL USA, LLC, a Delaware limited liability company (“Seller”), and CITIZENS COMMUNICATIONS COMPANY, a Delaware corporation (“Seller’s Parent”). Capitalized terms not otherwise defined shall have the meaning ascribed to such terms in Article IX.

WHEREAS, Seller provides, among other things, conferencing services, including full-service and self-service audio conference calling, on-demand reservationless automated audio conference calling, operator-assisted conferencing, operator-assisted and customized web data, video and audio conferencing and streaming, and the sale of products, accessories and technical support services related to group communications solutions (collectively, the “Conferencing Business”).

WHEREAS, Purchaser wishes to purchase from Seller and Seller is willing to sell to Purchaser, substantially all of the assets of Seller, and Purchaser wishes to assume certain of the Liabilities of Seller and Seller is willing to transfer such Liabilities to Purchaser, all on and subject to the terms and conditions set forth in this Agreement (the “Acquisition”).

NOW, THEREFORE, in consideration of the premises and mutual representations, warranties, covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1 Acquired Assets. Subject to the terms and conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser and Purchaser shall accept, purchase, acquire and take assignment and delivery of, all right, title and interest in, to and under all of the assets of Seller (wherever located and whether real or personal, tangible or intangible) (collectively, the “Acquired Assets”) free and clear of all Encumbrances (other than Permitted Encumbrances), except for the Excluded Assets. The Acquired Assets include the following:

(a) all right, title and interest under the Contracts, including all Customer Service Contracts and all Contracts with partners and resellers related to the Conferencing Business;

(b) all accounts receivable, prepaid expenses, trade receivables, notes receivable, contingent rights, deposits, advances and other receivables of Seller relating to the Conferencing Business arising on or before the Closing Date;

(c) all telecommunications access numbers, including “800” numbers, used or held for use in connection with the Conferencing Business;

(d) all computer equipment, conferencing and conferencing related equipment, devices, messaging and messaging related equipment (and all lease rights associated with any such equipment), including data processing hardware and related telecommunications equipment, media and tools, and any equipment subject to an operating lease, in each case that is used or held for use in connection with the Conferencing Business, including the assets identified on Schedule 1.1(d);

(e) all co-location and related rights used or held for use in connection with the Conferencing Business, if any;

(f) all Intellectual Property owned by or licensed to Seller and used or held for use in connection with the Conferencing Business;

(g) all technical and descriptive materials relating to the acquisition, design, development, use or maintenance of computer code and program documentation and materials used or held for use in the Conferencing Business (the “Documentation”);

(h) all Contracts respecting the ownership, license, acquisition, design, development, distribution, marketing, use or maintenance of computer program code, related technical or user documentation and databases, in each case used or held for use in the Conferencing Business;

(i) all data and information, in any medium, including proprietary and confidential information and trade secrets, such as client, customer, supplier and vendor lists, catalogs, research material, technical information, source code and object code used or held for use in connection with any Acquired Assets, and know-how and information regarding processes and procedures;

(j) all books, records, files, papers, processes, procedures or software including all software related to full-service audio conference calling services, on-demand reservationless audio conference calling services, web data, video and audio conferencing services and audio and video streaming services, and all delivery platforms, gateways, “on ramp” connections, access points, and client satisfaction software, whether in hard copy or computer format, used or held for use in the Conferencing Business (the assets described in paragraphs (d) thru (j) of this Section 1.1 are collectively referred to as the “Technology Assets”);

(k) all operational data, creative materials, marketing information, advertising materials, sales and promotional literature, studies, reports, sales records, sales agent records, manuals and data, sales and purchase correspondence, personnel and employment records, billing systems, engineering information, customer files (including customer credit and collection information), historical and financial records, quality control data and any files used or held for use in the Conferencing Business although Seller may maintain copies of the foregoing which shall remain subject to the confidentiality obligations contained herein;

(l) all office furniture, trade fixtures and other equipment primarily used or held for use in the operation of the Conferencing Business, including the furniture, fixtures and other equipment set forth on Schedule 1.1(l);

(m) all warranties, indemnities or other rights and causes of action relating to the Acquired Assets;

(n) all goodwill related to, arising from or used in connection with the Conferencing Business, including goodwill relating to the Intellectual Property;

(o) to the extent transferable, all permits, licenses, consents, approvals, certificates, variances or other authorizations required in connection with the operation of the Conferencing Business under any Law or Contract (the “Permits”);

(p) any other personal property of Seller that is not an Excluded Asset and that is used or held for use in the Conferencing Business;

(q) all corporate names and tradenames and marks and URL domain rights used or held for use in connection with the Conferencing Business, but excluding the names “Citizens” and “Citizens Conferencing” and all combinations or derivations thereof (it being agreed and understood that a temporary license to use rights to the trade name “Citizens Conferencing,” and the related mark, is being granted to Purchaser pursuant to the License Agreement);

(r) all Transferred Cash; and

(s) any other asset or Contract listed on Schedule 1.1(s).

1.2 Excluded Assets. The following assets of Seller (collectively, the “Excluded Assets”) shall be retained by Seller, and are not being sold or assigned to Purchaser hereunder:

(a) all corporate names and tradenames, trademarks or service marks;

(b) notwithstanding anything to the contrary in Section 1.1, assets of Seller that are used in the Conferencing Business and are specifically identified in Schedule 1.2(b);

(c) all taxpayer and other identification numbers and minute books, stock transfer books, tax returns, rights with respect to refunds of, or credits to, Taxes, corporate seals and all other documents relating to the organization, maintenance, and existence of Seller as a limited liability company;

(d) Seller’s rights under this Agreement and the agreements to be executed by Seller in connection herewith and any side agreements between Seller and Purchaser entered into on or after the date of this Agreement;

(e) all cash and cash equivalents of Seller (except for Transferred Cash);

(f) all bank accounts of Seller;

(g) all rights to obtain funds from Seller’s Parent and any accounts receivable of which Seller’s Parent or any of its other subsidiaries is the account debtor;

(h) all claims, choses in action, warranties, refunds, rights of recovery, set-off security interests, rights of recoupment of any kind and privileges to the extent relating to Retained Liabilities and not otherwise relating to any Acquired Assets or Assumed Liabilities; and

(i) the names “Citizens Communications” and “Citizens Conferencing” and all combinations or derivations thereof.

1.3 Assumed Liabilities. As part of the consideration for the Acquired Assets, subject to Section 1.4, at the Closing, Purchaser shall assume only the following Liabilities of Seller to the extent arising from or related to the Conferencing Business or the Acquired Assets (the “Assumed Liabilities”):

(a) all Liabilities of Seller arising or to be performed on or after the Closing Date under those Contracts or Permits that are Acquired Assets, but excluding any Liabilities arising from or related to any default, breach or violation of any such Contract or Permit on or prior to the Closing Date;

(b) all Liabilities of Seller (i) set forth on the Most Recent Balance Sheet not paid or otherwise satisfied prior to the Closing and (ii) which have arisen after the date of the Most Recent Balance Sheet in the ordinary course of business, but excluding obligations not described in Section 1.3(c) relating to employees and employee benefits; and

(c) all accrued salaries, wages, payroll and insurance withholding and accrued vacation obligations of or with respect to Hired Employees.

1.4 No Other Liabilities Assumed.

(a) Notwithstanding anything in this Agreement to the contrary, neither Purchaser nor any of its Affiliates shall assume and in no event shall be deemed to have assumed, any Liability of Seller or any of its Affiliates whatsoever, other than those Liabilities specifically set forth in Section 1.3 (such Liabilities, the “Retained Liabilities”). Without limiting the generality of the foregoing, the Retained Liabilities include and Purchaser is assuming no obligation for, and shall have no responsibility with respect to, (i) Taxes (other than personal property taxes not yet payable, which Taxes shall be pro-rated between Purchaser and Seller as of the Closing Date for purposes of inclusion as Assumed Liabilities and Acquired Assets, as and to the extent appropriate in determining Closing Date Net Working Capital), (ii) Liabilities under Environmental Laws, (iii) Liabilities under Benefit Plans, and (iv) the other Liabilities of Seller set forth on Schedule 1.4. Except as provided in Section 5.2(a), Purchaser shall be under no obligation to hire any of Seller’s employees and, except as expressly provided in Section 1.3 or Section 5.2(g), shall not assume any Liabilities with respect to such employees, including any Liabilities for employment compensation, benefits or severance under any Benefit Plan or other arrangement.

(b) Notwithstanding any other provision of this Agreement, the obligations of Seller and Purchaser pursuant to this Section 1.4 shall survive the Closing Date and the transactions contemplated by this Agreement.

1.5 Procedures for Assets Not Transferable. Notwithstanding any other provision of this Agreement to the contrary, to the extent there are any Consents that have not yet been obtained (or otherwise are not in full force and effect) as of the Closing, with respect to any Contracts or Permits which comprise a portion of the Acquired Assets or any other property or right included in the Assumed Liabilities or the Acquired Assets as to which such Consents were not obtained (or otherwise are not in full force and effect) (collectively, the “Restricted Assets”), neither this Agreement nor the Assignment and Assumption Agreement nor any other document related to the consummation of the Acquisition shall constitute a sale, conveyance, assignment, transfer or delivery or an attempted sale, conveyance, assignment, transfer or delivery of the Restricted Assets, or an assumption by Purchaser of Seller’s obligations thereunder, and following the Closing, the parties shall use commercially reasonable efforts, and cooperate with each other, to obtain the Consent relating to each Restricted Assets as quickly as practicable. Pending the obtaining of such Consents relating to any Restricted Asset, the parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Purchaser the net benefits of use of the Restricted Asset for its term (or any right or benefit arising thereunder, including the enforcement for the benefit of Purchaser of any and all rights of Seller against a third party thereunder). Once a Consent for the sale, conveyance, assignment, transfer and delivery of a Restricted Asset is obtained, Seller shall promptly convey, assign, transfer and deliver such Restricted Asset to Purchaser, and Purchaser shall assume the obligations under such Restricted Asset assigned to Purchaser from and after the date of assignment to Purchaser.

1.6 Waiver of Bulk Sales Laws. Purchaser and Seller hereby waive compliance with any applicable Bulk Sales Laws, and Seller agrees to indemnify and hold harmless Purchaser and its Affiliates from and against any claims arising out of or due to the failure to comply with any such Bulk Sales Laws.

ARTICLE II

PURCHASE PRICE

2.1 Purchase Price. The aggregate purchase price for the Acquired Assets shall be $43,000,000, plus the assumption of the Assumed Liabilities (the “Purchase Price”), subject to adjustment as provided in Section 2.3.

2.2 Payment of the Purchase Price. The Purchase Price shall be paid by Purchaser to Seller at the Closing by: (a) assumption of the Assumed Liabilities and (b) delivery to Seller of the Closing Date Adjusted Purchase Price.

2.3 Net Working Capital Purchase Price Adjustments. The Purchase Price shall be subject to adjustment as follows:

(a) At the Closing, Seller shall deliver to Purchaser a balance sheet (the “Closing Date Balance Sheet”) with respect to the Acquired Assets and Assumed Liabilities as of the Closing Date. The Closing Date Balance Sheet will be prepared in accordance with the Most Recent Balance Sheet (except that it shall only include the Acquired Assets and the Assumed Liabilities), using the guidelines set forth in Schedule 2.3(a) attached hereto, and shall be accompanied by: (i) all relevant backup materials and schedules along with a certificate from Seller’s Chief Financial Officer certifying as to the reasonableness of the estimates, all in detail reasonably acceptable to Purchaser; and (ii) a statement setting forth the calculation of the Closing Date Net Working Capital. If the Closing Date Net Working Capital is less than the Net Working Capital Target Amount, the amount of such deficiency shall be deducted from the Purchase Price at the Closing. If the Closing Date Net Working Capital is greater than the Net Working Capital Target Amount, the amount of such excess not to exceed $1,500,000 (the “Closing Date Excess Amount”) shall be added to the Purchase Price at Closing. The Purchase Price, as adjusted pursuant to this section shall be deemed to be the “Closing Date Adjusted Purchase Price.”

(b) Within ninety (90) days of the Closing Date, Purchaser will review the Closing Date Balance Sheet and the calculation of the Closing Date Net Working Capital and, if Purchaser disputes the calculation of the Closing Date Net Working Capital, Purchaser shall notify Seller in writing (the “Dispute Notice”) of the amount, nature and basis of such dispute. Seller shall have thirty (30) days from the receipt of the Dispute Notice to dispute Purchaser’s adjustment to the Closing Date Net Working Capital. If Seller fails to dispute such adjustment within such time period, then the adjustment shall be final and conclusive. In the event of a dispute, Purchaser and Seller shall first use their diligent good faith efforts to resolve such dispute between themselves. If the parties are unable to resolve the dispute within thirty (30) days after delivery of the Dispute Notice, then any remaining items in dispute shall be submitted to an independent nationally recognized accounting firm selected in writing by Purchaser and Seller or, if Purchaser and Seller fail or refuse to select a firm within ten (10) days after written request therefor by Purchaser or Seller, such an independent nationally recognized accounting firm shall be selected in accordance with the rules of the American Arbitration Association (the “Chosen Firm”). All determinations pursuant to this section shall be in writing and shall be delivered to the parties. The Chosen Firm shall only resolve specific issues in dispute between the parties as set forth in the Dispute Notice in determining the Closing Date Net Working Capital. The determination of the Chosen Firm as to the resolution of any dispute shall be binding and conclusive upon all parties. A judgment on the determination made by the Chosen Firm pursuant to this section may be entered in and enforced by any court having jurisdiction thereover. The fees and expenses of the Chosen Firm in connection with the resolution of disputes pursuant to this section shall be shared equally by Purchaser and Seller; provided, however, that if the Chosen Firm determines that one party has adopted a position or positions with respect to the calculation of Closing Date Net Working Capital that is frivolous or clearly without merit, the Chosen Firm may, in its discretion, assign a greater portion of any such fees and expenses to such party. The final amount of the Closing Date Net Working Capital as determined pursuant to this section shall be the “Final Net Working Capital.”

(c) If the Final Net Working Capital is less than the Closing Date Net Working Capital, then Seller or Seller’s Parent shall pay the difference to Purchaser within 5 Business Days of the determination of the Final Net Working Capital. If the Final Net Working

Capital is more than the Closing Date Net Working Capital, then Purchaser shall pay such difference to Seller within five (5) Business Days of the determination of the Final Net Working Capital; provided, that in no event shall the aggregate of the Closing Date Excess Amount and such payment to Seller exceed $1,500,000.

2.4 Method of Payment. The payments being made from one party to another under this Agreement are being made by wire transfer of immediately available federal funds in United States dollars to an account previously designated in writing by the party to receive such payment.

2.5 Allocation of Purchase Price. The Purchase Price will be allocated among the Acquired Assets by the parties within thirty (30) days after the Closing in a manner that complies with Section 1060 of the Internal Revenue Code of 1986, as amended. Seller and Purchaser shall file Form 8594 with their respective Tax Returns for the period which includes the Closing Date consistent with such allocation. The parties shall treat and report the transaction contemplated by this Agreement in all respects consistently for purposes of any Federal, state or local tax, including the calculation of gain, loss and basis with reference to the Purchase Price allocation made pursuant to this Section 2.5. The parties shall not take any action or position inconsistent with the obligations set forth in this Agreement. Seller agrees to indemnify and hold Purchaser and its Affiliates harmless and Purchaser hereby agrees to indemnify and hold Seller harmless, from and against any and all Losses, Liabilities and expenses (including additional income taxes and reasonable fees and disbursements of counsel) that may be incurred by the indemnified party as a result of the failure of the indemnifying party so to report the sale and purchase of the Acquired Assets as required by applicable Laws.

2.6 Taxes. Seller or Seller’s Parent shall pay all Taxes and fees imposed by Governmental Authorities and required to be paid in connection with or arising from the sale, transfer, or assignment of the Acquired Assets.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser that the statements contained in this Article III are true and correct on the date hereof and, on the Closing Date, except as set forth in the disclosure schedule accompanying this Agreement (the “Disclosure Schedule”). The Disclosure Schedule will be arranged in paragraphs corresponding to the numbered paragraphs contained in this Article III.

3.1 Due Incorporation. Seller is a limited liability company, duly organized and validly existing and in good standing under the laws of the State of Delaware with all requisite corporate power and authority to own, lease and operate the Acquired Assets. Seller is duly authorized to do business and in good standing in each other jurisdiction set forth on Schedule 3.1 which are the only jurisdictions in which either the nature of the activities conducted by it or ownership of the Acquired Assets requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

3.2 Due Authorization. Seller has power and full limited liability company authority to enter into this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and performance of this Agreement have been duly authorized by all necessary action by the sole member of Seller (“Seller’s Board of Directors”) and no other limited liability company proceedings or actions are required to carry out the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally, and except that the availability of the remedy of specific performance or other equitable relief is subject to the discretion of the court before which any proceeding therefore may be brought. The execution, delivery and performance by Seller of this Agreement and all other instruments, agreements, certificates and documents contemplated hereby: (a) do not, and will not, violate or conflict with any provision of the certificate of formation, operating agreement or other governing documents of Seller; (b) do not, and will not, violate or constitute a default under any Law or any Contract to which Seller is a party, or by which it or any of the Acquired Assets are bound; and (c) will not result in the creation of any Encumbrance upon the Acquired Assets, or permit the acceleration of the maturity of any indebtedness secured by the Acquired Assets. No notice to, filing with, authorization of, exemption by, or Consent of any Person is required in order for Seller to consummate the transactions contemplated hereby, except as set forth on Schedule 3.2 or as shall have been obtained on or prior to the Closing Date.

3.3 Capitalization. Frontier Communications of Rochester, Inc. is the sole member of Seller. There are no outstanding Contracts relating to the issuance, sale or transfer of any equity securities or other securities of Seller. None of the outstanding securities of Seller were issued in violation of the Securities Act of 1933, or any other law.

3.4 No Adverse Change. Except as set forth on Schedule 3.4, since October 31, 2004, the Conferencing Business has been operated only in the ordinary course of business and there has not been any: (a) material Loss or damage or other material adverse change to any of the Acquired Assets (whether or not covered by insurance); (b) sale, transfer or disposition of any of the Acquired Assets necessary for the operation of the Conferencing Business as presently conducted; (c) Encumbrance placed on any of the Acquired Assets (other than Permitted Encumbrances); (d) material change in the accounting systems, tax elections, policies or practices of Seller related to the Conferencing Business; (e) Material Contract, with respect to the Conferencing Business, entered into by Seller other than in the ordinary course of business; (f) net loss of any customers material to the results of operation of the Conferencing Business; (g) notice of any actual or threatened labor trouble, strike, walk out, picketing, boycott or other similar occurrence; (h) cancellation, without fair consideration, of any material Liability due with respect to the Conferencing Business; (i) modification, cancellation or termination of any Material Contract; or (j) any other event that has had a Material Adverse Effect on the Conferencing Business.

3.5 Title to and Condition of Assets. Seller has good and valid title to the Acquired Assets (including the assets reflected in the Financial Statements), free and clear of any Encumbrance (including any finance or equipment lease), except Permitted Encumbrances. Seller has delivered to Purchaser original title certificates for each material certificated asset, if any, included within the Acquired Assets. The Acquired Assets are in normal operating condition, reasonable wear and tear excepted. Schedule 3.5 sets forth the location of all tangible Acquired Assets.

3.6 Financial Statements. A true and correct copy of the Financial Statements is set forth on Schedule 3.6. The Financial Statements have been prepared in accordance with GAAP consistently applied and fairly present in all material respects the assets and Liabilities of the Conferencing Business as then in existence and the financial condition of the Conferencing Business and the results of operations of the Conferencing Business as of the dates thereof and the periods then ended, except such Financial Statements do not include notes and the Financial Statements for the twelve (12) month period ended December 31, 2004 are subject to normal year end adjustments. The Financial Statements have been prepared in accordance with the books and records of Seller and do not reflect any transactions that are not bona fide.

3.7 Taxes. Except as described on Schedule 3.7, all income and other material Taxes of Seller have been properly determined in accordance with applicable rules and regulations and have been timely paid in full if due and, if not due, will be timely paid when due. Except as described on Schedule 3.7, Seller has duly and timely filed all income and other material Tax Returns of every nature required to be filed by it, in every jurisdiction in which the same may have been so required and has paid all Taxes disclosed on such returns. Each such Tax Return is true and complete in all material respects. Except as described on Schedule 3.7, all Taxes that Seller is required by law to withhold or collect, including sales and use taxes and amounts required to be withheld for Taxes of employees, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Authorities.

3.8 Agreements.

(a) To Seller’s Knowledge, Schedule 3.8(a) sets forth an accurate and complete list of all Material Contracts relating to the Conferencing Business. Seller has delivered to Purchaser true and complete copies of each Material Contract that is an executed Contract, evidence of the terms of each Material Contract that is not an executed Contract, and a written summary setting forth the terms and conditions of each oral Material Contract listed on Schedule 3.8(a). Each Material Contract is in full force and effect and the legal and binding obligation of Seller, enforceable in accordance with its terms against Seller and, to Seller’s Knowledge, the other party thereto. No event of default by Seller is in effect with respect to any such Contract or lease, and to Seller’s Knowledge, no event of default by the other party or parties to such Material Contract or lease exists and no circumstance exists that, with notice or lapse of time or both, would constitute an event of default by any party thereto.

(b) Schedule 3.8(b) sets forth an accurate and complete list of all material employment, consultant or independent contractor agreements and material employee, consultant or independent contractor non-competition or confidentiality agreements currently in effect relating to the Conferencing Business. Seller has delivered to Purchaser a true and complete copy of all agreements listed on Schedule 3.8(b), or a copy of the form of any agreement listed on Schedule 3.8(b).

3.9 Permits. Seller holds the Permits described on Schedule 3.9 (each of which is in full force and effect) and no other Permits are necessary for the lawful operation of the Conferencing Business by Seller or its ownership of the Acquired Assets, except where such failure would not have a Material Adverse Effect. Seller has not received notice of termination, revocation or modification of any material Permit and is not delinquent in the payment of any Taxes or fees with respect to Seller’s Permits. Seller has delivered true, correct and complete copies of each Permit to Purchaser.

3.10 Litigation. Except as set forth on Schedule 3.10, there are no claims, actions, suits, disputes, proceedings, inquiries or governmental investigations (each, a “Proceeding”) pending or, to Seller’s Knowledge, overtly threatened against or affecting the Conferencing Business or any of the Acquired Assets or relating to the transactions contemplated by this Agreement. Seller is not named in any order, judgment, decree, stipulation or consent of or with any Governmental Authority that affects or may affect the Conferencing Business, the Acquired Assets or the transactions contemplated by this Agreement. Schedule 3.10 sets forth and describes all Proceedings relating to the Conferencing Business in the three (3) years prior to the Closing Date.

3.11 Customers.

(a) Except as set forth in Schedule 3.11(a), since December 31, 2003, no customer of the Conferencing Business that was one of the thirty largest customers of the Conferencing Business, as measured by revenues received by Seller from that customer during the twelve months ended December 31, 2003, has discontinued or materially limited its purchases from or dealings with Seller, and Seller has not received written or, to Seller’s Knowledge, oral notice from any such customer indicating that such customer intends to terminate or materially reduce its purchases from or dealings with the Conferencing Business in the future. Seller has no material Contracts with any customer of the Conferencing Business that do not constitute, or are not set forth in, Customer Service Contracts.

(b) Schedule 3.11(b) sets forth all material current customers of the Conferencing Business who are not parties to currently effective executed written Customer Service Contracts with Seller.

3.12 Accounts Receivable; Deferred Revenue. All of the accounts receivable pertaining to the Conferencing Business are owned by and in the name of Seller, and Schedule 3.12 sets forth all accounts receivable of the Conferencing Business outstanding as of November 30, 2004, presented on an aged basis, and the total amount of each related accounts receivable. As of the date hereof, all of Seller’s accounts receivable represent bona fide amounts owed for products previously delivered or services previously rendered and none of Seller’s accounts receivable represent a billing for products not yet delivered or services not yet performed. No portion of any accounts receivable is subject to any counterclaim, defense or setoff or is otherwise in dispute. Seller has not accepted any prepayment or other payment for products to be delivered or services to be performed on or after the Closing Date. Except as set forth on Schedule 3.12, Seller does not have any Deferred Revenue.

3.13 Insurance. Schedule 3.13 sets forth a list of all insurance policies carried by Seller, and also sets forth an accurate list of all insurance loss runs and worker’s compensation claims received for the most recently ended three (3) policy years with respect to the Conferencing Business.

3.14 Intellectual Property.

(a) Schedule 3.14 sets forth a complete and correct list of the Intellectual Property used or held for use in the Conferencing Business and all licenses or similar agreements or arrangements with respect to the Intellectual Property used or held for use in the Conferencing Business to which Seller is a party either as licensee or licensor excluding, however, readily available “off the shelf,” “shrink wrapped” software. Except as disclosed on Schedule 3.14, Seller owns and possesses all right, title and interest in and to, or has a valid, enforceable and transferable license to use, the Intellectual Property and the Intellectual Property constitutes all proprietary rights necessary or desirable for the operation of the Conferencing Business. Except as set forth on Schedule 3.14, no claim by any third party contesting the validity, enforceability, use or ownership of any of the Intellectual Property has been made, is currently outstanding or, to Seller’s Knowledge, is overtly threatened. Seller has not received any notices of and is not aware of any facts that indicate a likelihood of any infringement or misappropriation by, or conflict with, any Person with respect to the Intellectual Property, including any demand or request that Seller license rights from, or make royalty payments to, any Person. Seller has not infringed, misappropriated or otherwise conflicted with any proprietary rights of any third parties and Seller is not aware of any infringement, misappropriation or conflict that will occur as a result of the continued operation of the Conferencing Business or the Acquired Assets.

(b) Procedures for Protection. Seller has taken reasonable and practical actions to maintain, safeguard and protect all of the Intellectual Property and the trade secrets related to the Conferencing Business.

(c) Personnel Agreements. All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception and development of any Acquired Assets or Intellectual Property on behalf of Seller either: (i) have been party to a “work-for-hire” arrangement or agreement with Seller, in accordance with applicable Law, that has accorded Seller full, effective, exclusive and original ownership of all tangible and intangible property thereby arising; or (ii) have executed appropriate instruments of assignment in favor of Seller as assignee that have conveyed to Seller full, effective and exclusive ownership of all tangible and intangible property thereby arising.

3.15 Environmental Matters. With respect to the Conferencing Business or the Premises: (a) Seller has not received any notice of any noncompliance with any Environmental Law or any Liability or remedial or corrective obligation thereunder or any investigation or proceeding relating thereto; (b) to Seller’s Knowledge, no asbestos-containing materials, polychlorinated biphenyls, other Pollutants or underground storage tanks have been shipped from, used at, disposed of on, or are otherwise located at or under the Premises that would give rise to any material Liability (contingent or otherwise) under any Environmental Law; and (c) to Seller’s Knowledge, no facts, events or circumstances with respect to the past or present operations by Seller or its Affiliates or predecessors on or at the Premises, or the condition or operation of the Premises prior to Seller’s occupancy thereof, would prevent continued compliance with, or give rise to any material Liability (contingent or otherwise) under any Environmental Law.

3.16 Employment Matters.

(a) Schedule 3.16(a) sets forth: (i) all present employees (including any leased or temporary employees) engaged in the Conferencing Business (the “Business Employees”) and independent contractors of Seller engaged in the Conferencing Business; (ii) each Business Employee’s or independent contractor’s current rate of compensation; and (iii) each such Business Employee’s accrued vacation, if applicable. Schedule 3.16(a) also sets forth any Business Employee who is absent from work due to a work-related injury, is receiving workers’ compensation or is receiving disability compensation. Except as set forth in Schedule 3.16(a), there are no unpaid wages, bonuses or commissions owed to any Business Employees or independent contractors engaged in the Conferencing Business (other than those not yet due and that have been accrued in the financial books and records of Seller and that, to the extent unpaid as of the Closing Date, will be reflected as accrued expenses on the Closing Date Balance Sheet).

(b) Except as set forth in Schedule 3.16(b), Seller: (i) has not experienced any organized slowdown, organized work interruption, strike or work stoppage by Business Employees; (ii) is not party to, nor obligated by, any oral or written agreement, collective bargaining agreement or other similar agreement, regarding the rates of pay, working conditions or other terms of employment of any of the Business Employees; or (iii) is not obligated under any agreement or otherwise obligated to recognize or bargain with any labor organization or union on behalf of any of the Business Employees.

(c) Except as set forth in Schedule 3.16(c): (i) neither Seller nor any of its officers, directors, or, to Seller’s Knowledge, Business Employees has been charged or, to the Seller’s Knowledge, threatened with, the charge of any unfair labor practice, grievance, arbitration, negotiation, suit or action by any Business Employee or representative of any Business Employees and no complaint or charge is pending against Seller before the National Labor Relations Board or any state or local agency; and (ii) Seller is in compliance in all material respects with all Laws concerning the employer-employee relationship and with all agreements relating to the employment of the Business Employees, including applicable wage and hour laws, workers’ compensation laws, occupational safety laws, unemployment laws and social security laws.

(d) Except as set forth in Schedule 3.16(d): (i) all Business Employees are employees at-will, terminable on two weeks’ notice or less without penalty; and (ii) there are no outstanding agreements or arrangements with respect to severance payments with current or former Business Employees.

(e) Seller has not violated the Worker Adjusting and Retraining Notification Act or any similar state law.

3.17 Compliance with Laws. Seller has complied in all material respects with all Laws applicable to the Conferencing Business, the Premises and the Acquired Assets and no

claims have been filed against Seller alleging a violation of any such Laws. Seller has not given or agreed to give any money, gift or similar benefit to any actual or potential customer, supplier, government employee, insider or any other person in a position to assist or hinder a seller in connection with any actual or proposed transaction that (i) would be reasonably likely to subject Purchaser or Seller to any damage or penalty in any Proceeding, (ii) if not given in the past, would be reasonably likely to have had a Material Adverse Effect or (iii) if not continued in the future, would be reasonably likely to have a Material Adverse Effect.

3.18 Employee Benefits. Except as set forth in Schedule 3.18, (i) Seller does not maintain any Benefit Plans, including a welfare plan within the meaning of Section 3(1) of ERISA or a pension plan within the meaning of Section 3(2) of ERISA, (ii) none of Seller’s Benefit Plans is subject to Title IV of ERISA or constitutes a multi-employer plan, and (iii) all of the Benefit Plans comply in all material respects in form and have been administered and operated in accordance with all requirements of applicable Law.

3.19 Adequacy of Assets. The Acquired Assets constitute all of the assets, tangible and intangible, necessary to operate the Conferencing Business in the manner presently operated by Seller.

3.20 Third-Party Components in Software Programs. To Seller’s Knowledge, Seller has validly and effectively obtained the right and license to the material third-party software contained in the Technology Assets and Documentation pursuant to the Contracts. To Seller’s Knowledge, the Technology Assets and Documentation contain no other material programming or materials in which any third party may claim superior, joint or common ownership.

3.21 Third-Party Interests or Marketing Rights in Software Programs. Except as set forth in Schedule 3.21, Seller has not granted, transferred or assigned any right or interest in the Technology Assets, the Documentation or the Intellectual Property to any Person. There are no contracts, agreements, licenses and other commitments and arrangements in effect with respect to the marketing, distribution, licensing or promotion of the Technology Assets, the Documentation or Intellectual Property by any salesperson, distributor, sublicensor or other remarketer or sales organization.

3.22 Competing Conferencing Business Interests. Other than the Conferencing Business and as described on Schedule 3.22, neither Seller nor any of its Affiliates engages in any business activity relating to full-service or self-service audio conference calling, on-demand reservationless automated audio conference calling, operator-assisted and customized web data, video and audio conferencing and streaming, or the sale of products, accessories and technical support services related to group communications solutions.

3.23 Subsidiaries. There are no entities that are owned or controlled, directly or indirectly, by Seller.

3.24 Transactions with Related Parties. To Seller’s Knowledge, except as set forth in Schedule 3.24, neither Seller nor any employee, officer, director or Affiliate of Seller (“Related Parties”) has any interest in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to the Conferencing Business. To Seller’s Knowledge, no Related Party owns, of record or as a beneficial owner, an equity interest or any other financial or profit interest in any Person that has: (a) had business dealings or a material financial interest in any transaction with Seller other than business dealings or transactions disclosed on Schedule 3.24, each of which has been conducted in the ordinary course of business with Seller at substantially prevailing market prices and on substantially prevailing market terms; or (b) engaged in competition with Seller with respect to any line of the products or services of Seller (a “Competing Business”) in any market presently served by Seller, except for ownership of less than one percent (1%) of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or over-the-counter market. To Seller’s Knowledge, except as set forth on Schedule 3.24, no Related Party is a party to any Contract with, or has any claim or right against, Seller.

3.25 Brokers. Except for The Perseus Group, Seller has not incurred any Liability for brokerage or finders’ fees or agents’ commission or other similar payment in connection with the Acquisition.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as of the date hereof as follows:

4.1 Due Incorporation. Purchaser is a corporation duly organized and validly existing in good standing under the laws of the State of Georgia with all requisite corporate power and authority to conduct its business as it is now conducted.

4.2 Due Authorization. Purchaser has the full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Purchaser has been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally, and except that the availability of the remedy of specific performance or other equitable relief is subject to the discretion of the court before which any proceeding therefore may be brought. The execution, delivery and performance by Purchaser of this Agreement and all other instruments, agreements, certificates and documents contemplated hereby: (a) do not, and will not, violate or conflict with any provision of the articles of incorporation, bylaws or other governing documents of Purchaser and (b) do not, and will not, violate or constitute a default under any Law or any Contract to which Purchaser is a party, or by which it is bound. No notice to, filing with, authorization of, exemption by or Consent of any Person is required in order for Purchaser to consummate the transactions contemplated hereby, except as shall have been obtained on or prior to the Closing Date.

4.3 Brokers. Purchaser has not incurred any Liability for brokerage or finders’ fees or agents’ commission or other similar payment in connection with the Acquisition.

4.4 Litigation. There are no Proceedings pending or, to Purchaser’s knowledge, threatened relating to the transactions contemplated by this Agreement. Purchaser is not named in any order, judgment, decree, stipulation or consent of or with any Governmental Authority that affects or may affect the transactions contemplated by this Agreement.

4.5 Financial Capability. Purchaser has sufficient funds and/or availability under its existing line of credit to effect the Closing and to fulfill its obligations under this Agreement.

ARTICLE V

COVENANTS

5.1 Conduct of Business by Seller and Seller’s Parent. Between the date of this Agreement and the Closing Date, Seller and Seller’s Parent shall cause the Conferencing Business to be operated only in the ordinary course of business. Seller will use its commercially reasonable efforts to (i) preserve intact the Conferencing Business and the business organization of Seller, (ii) maintain in effect all approvals from Governmental Authorities which are necessary for the operation and management of the Conferencing Business, (iii) maintain, preserve and keep the Acquired Assets in reasonable condition and repair (ordinary wear and tear excepted), and (iv) maintain good business relationships with material suppliers, customers, licensors, lessors and others having substantial business dealings with the Conferencing Business. Except as otherwise contemplated by or permitted by this Agreement, or as otherwise consented to or approved by Purchaser in writing, neither Seller nor Seller’s Parent shall:

(a) amend their organizational documents or take any corporate or limited liability company or other action if any such amendment or action would have an adverse effect on the ability of Seller or Seller’s Parent to consummate the transactions contemplated by this Agreement;

(b) create or incur any material Encumbrance or fail to take commercially reasonable action to discharge any involuntary material Encumbrance, against or in respect of any Acquired Asset, except for Permitted Encumbrances;

(c) (i) amend, in any material respect, or terminate any Material Contract or (ii) default (or take or omit to take any action that, with or without the giving of notice or passage of time or both, would constitute a material default) in any of its obligations under any Material Contract;

(d) dispose of or permit to lapse any rights to the use of any material Intellectual Property or disclose any material Intellectual Property not a matter of public knowledge, other than as required by Law or contractual obligations existing on the date hereof;

(e) dispose of any Acquired Assets or properties outside of the ordinary course of business;

(f) declare, issue or make any distribution of the Acquired Assets to their members or stockholders;

(g) fail to comply, in all material respects, with all applicable Laws governing or relating to the Acquired Assets or Seller’s operation of the Conferencing Business, including, without limitation, all approvals from Governmental Authorities if such failure would have a Material Adverse Effect; or

(h) authorize any of, or commit or agree to take any of, the foregoing actions.

5.2 Employees of the Conferencing Business.

(a) Prior to the Closing Date, Purchaser shall offer employment commencing on the Closing Date to all Business Employees other than those set forth on Schedule 5.2(a) (such employees who accept the terms and conditions of such offer and who are employed by Purchaser are hereinafter referred to as “Hired Employees”). Seller agrees to terminate or cause to be terminated the employment of such employees who agree to become Hired Employees effective as of the Closing Date. Purchaser’s offer of employment to each employee that it is required to offer employment to hereunder shall contain a salary and benefit package which shall be substantially comparable to such employee’s salary, wage and benefits as of the Closing Date (excluding any severance plan or arrangement of Seller, any stock option plan of Seller or comparable benefits), provided that, unless Purchaser takes action to change such status, the Hired Employees shall be “at will” employees. All such employees shall be offered, and, if they become Hired Employees, given, full credit for years of service and fractions thereof with Seller for eligibility, and vesting (but not for accrual of benefits purposes), under non-severance employee benefit plans maintained by Purchaser, including but not limited to, vacation, medical, dental and sick pay plans, 401(k) plans and qualified and non-qualified retirement plans. Such employees shall be offered, and to the extent they become Hired Employees, shall receive immediate coverage under medical and dental plans of Purchaser with no waiting period, no requirement of a physical examination or evidence of insurability and non exclusion of coverage for pre-existing conditions; provided that such pre-existing conditions are covered by Seller’s medical and dental plans. Except as otherwise provided in this Section 5.2, Seller shall remain solely responsible for all employees that are not Hired Employees and all claims related thereto. For purposes of any and all welfare benefit plans sponsored by Purchaser for the benefit of its employees (the “New Plans”) that replaces coverage under a comparable Benefit Plan in which a Business Employee participated immediately before the Closing Date (each, a “Seller Plan”), Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Seller Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, but only to the extent such amounts would have been credited or taken into account under the comparable Seller Plan.

(b) Except for accrued salaries of Hired Employees and the other employee-related Assumed Liabilities under Section 1.3(c), Seller shall pay or shall cause to be paid (or arrange for its insurance carriers to pay) all amounts due Hired Employees, through the Closing Date, including amounts due as wages or salary, any severance compensation, health claims, bonus and other benefits for such employees through the Closing Date when and as the same become due.

(c) The active participation by all Hired Employees in Benefit Plans of Seller or any of its Affiliates will cease as of the Closing Date. Purchaser will not assume or continue, and will have no responsibility or Liability to the Hired Employees or any other Person under or with respect to, any Benefit Plans of Seller or any of its Affiliates.

(d) Seller or its Affiliates shall continue to make or shall cause to be made all required contributions to any Benefits Plan of Seller on behalf of the Business Employees through and including the Closing Date.

(e) The provisions of this Agreement are for the benefit of Purchaser and Seller only and no employee of Seller or any other Person shall have any rights hereunder. Nothing herein expressed or implied shall confer upon any employee of Seller, any other employee or legal representatives or beneficiaries thereof, any rights or remedies, including any right to employment or continued employment for any specified period or to be covered under or by any employee benefit plan or arrangement, or shall cause the employment status of any employee to be other than terminable at will.

(f) Seller will be responsible for making continuation coverage under Code Section 4980B and Sections 601-608 of ERISA (“COBRA”) available to any Hired Employee and any eligible spouse or dependent who experiences a “qualifying event,” as defined in Code Section 4980B(f)(3), before or as of the Closing Date. Purchaser will be responsible for making continuation coverage under COBRA available to any Hired Employee and any eligible spouse or dependent who experiences a “qualifying event,” as defined in Code Section 4980B(f)(3), after the Closing Date. Purchaser will not pay for, fund or subsidize the purchase of COBRA continuation coverage offered by Seller by or on behalf of any Hired Employee, spouse or dependent after the Closing.

(g) Seller shall indemnify Purchaser against liability for all costs and Liabilities arising out of the termination of any of Seller’s employees who are not Hired Employees, including: (i) administration and payment of severance benefits, if any, and if provided, out placement assistance; (ii) except as provided otherwise in Section 1.3, accrued salary, wages, vacation and benefits, whether or not payable under an employment contract or agreement; (iii) providing COBRA benefits as required under applicable law; and (iv) any other related obligations. Purchaser shall indemnify Seller against liability for all such costs and Liabilities of the type described in clauses (i) through (iv) of this paragraph with respect to all Hired Employees who are terminated by the Purchaser after the Closing to the extent accrued on the Closing Date Balance Sheet or incurred after the Closing.

(h) Purchaser will permit Hired Employees to carry over and take accrued, but unused, vacation days with pay in accordance with the applicable policies of Seller as in effect as of the Closing Date.

(i) Seller shall be responsible for claims for workers compensation and welfare benefits that are incurred on or prior to the Closing Date by the Hired Employees.

Purchaser shall be solely responsible for claims for workers compensation benefits and welfare benefits for each Hired Employee for claims incurred on or after the Closing Date. For purposes of the foregoing, a medical/dental claim shall be considered incurred when the medical services are rendered or medical supplies are provided and not when the condition arose; provided that claims relating to a hospital confinement that commences on or prior to the Closing Date but continues thereafter shall be treated as incurred on or prior to the Closing Date. A disability or workers compensation claim shall be considered incurred on or prior to the Closing Date if the injury or condition giving rise to the claim occurs on or prior to the Closing Date.

(j) Seller and Purchaser agree to furnish each other with such information concerning the Hired Employees, and to take all such other reasonable action, as is necessary and appropriate to effect the transactions contemplated by this Section 5.2, to the extent permitted under applicable Law.

5.3 Consents; Transition Cooperation; Mail Received After Closing.

(a) Seller will give any notices to third parties, and will use it reasonable best efforts to obtain any third-party consents set forth on Schedule 3.2. Each of parties hereto will give and, if required, will cause each of their Affiliates to give, any notices to, make any filings with, and use its reasonable best efforts to obtain any required authorizations, consents, and approvals of governments and governmental agencies in connection with the transactions contemplated herein.

(b) Seller agrees to cooperate with Purchaser, at Seller’s expense, to facilitate the transfer of all utilities servicing the Conferencing Business into Purchaser’s name, including the transfer of any telephone numbers, electrical service, water and sewage.

(c) Following the Closing, Purchaser may receive and open all mail addressed to Seller at the Premises that Purchaser reasonably believes relates to the Conferencing Business, the Acquired Assets or the Assumed Liabilities, and, to the extent that such mail and the contents thereof relate only to the Conferencing Business, the Acquired Assets or the Assumed Liabilities, deal with the contents thereof at its discretion subject to the terms herein. From and after the Closing, the parties shall promptly forward or cause to be forwarded to one another a copy of any mail received by them that relates both to: (i) the Conferencing Business, the Acquired Assets or the Assumed Liabilities; and (ii) Seller’s other businesses.

(d) Following the Closing, Seller hereby grants to Purchaser the power, right and authority, coupled with an interest, to receive, endorse, cash, deposit, and otherwise deal with, in the name of Seller, any checks, drafts, documents and instruments constituting payment of any notes or accounts receivable included in the Acquired Assets and that are payable to, payable to the order of, or endorsed in favor of Seller or any agent of Seller. Seller agrees promptly to endorse and pay over or cause to be endorsed and paid over to Purchaser, without deduction or offset, the full amount of any such payment received by Seller after the Closing in respect of goods sold or services rendered as part of the Conferencing Business.

5.4 Payment of Retained Liabilities. Seller shall pay in full, or make adequate provision for the payment in full of, all Retained Liabilities and other Liabilities of Seller under this Agreement. If any such Liabilities are not so paid or provided for when owed, and if Purchaser reasonably determines that continued failure to make any such payments will impair Purchaser’s use or enjoyment of the Acquired Assets or conduct of the Conferencing Business as previously conducted by Seller with the Acquired Assets, Purchaser may, at any time after the Closing Date, elect to make all such payments directly (but shall have no obligation to do so) and the full amount of all such payments shall be reimbursed to Purchaser from Seller. The foregoing notwithstanding, at least five (5) business days prior to the making of any such payment, Purchaser shall notify Seller in writing of its intent to make such payment. If Seller reasonably and in good faith believes that such payment is not owing, then within five (5) business days of its receipt of the same, it may communicate the same to Purchaser in writing. Purchaser shall be free to pay or not pay such Liability, but to the extent it pays any amount which Seller disputes in writing, it shall only be entitled to reimbursement from Seller if the alleged underlying obligation is ultimately determined to have been owing pursuant to the arbitration provisions of Article X, or if compulsory process is necessary to fully determine the validity of such underlying obligation, by a court of appropriate jurisdiction. If Purchaser agrees not to pay any such disputed portion, Seller shall indemnify Purchaser against liability for the same and any damages suffered by Purchaser as a consequence thereof, should it ultimately be determined in the manner provided above that the disputed portion was in fact due and owing.

5.5 Further Assurances. Each party shall, at the request of any other party from time to time and at any time, whether on or after the Closing Date, and without further consideration, execute and deliver such deeds, assignments, transfers, assumptions, conveyances, powers of attorney, receipts, acknowledgments, acceptances and assurances as may be reasonably necessary to procure for the party so requesting, and its successors and assigns, or for aiding and assisting in collecting and reducing to possession, any and all of the Acquired Assets, or for the assumption of the Assumed Liabilities, or to otherwise satisfy and perform the obligations of the parties hereunder. Without limiting the generality of the foregoing, Seller shall, upon the request of Purchaser, in a timely manner on and after the Closing Date execute and deliver to Purchaser such other documents, releases, assignments and other instruments as may be reasonably required to effectuate completely the transfer and assignment to Purchaser of, and to vest fully in Purchaser Seller’s rights to, the Acquired Assets.

5.6 Confidentiality and Announcements. Except as and to the extent required by Law, without the prior written consent of the other party, neither Purchaser nor Seller shall, and each will direct its respective representatives not to make, directly or indirectly, any public comment, statement or communication with respect to, or otherwise disclose or to permit the disclosure of, the terms of the transaction contemplated by this Agreement. If either party, in its good faith belief after discussions with outside legal counsel to such party, is required by Law or the rules of any exchange or any other applicable market, to make any such disclosure, such party shall be permitted to make such disclosure without the prior written consent of the other party; provided that such party shall use its commercially reasonable efforts to first provide the other party the content of the proposed disclosure, the reasons that such disclosure is required by Law and the time and place that the disclosure will be made. The parties agree to consult with each other to prepare a mutually acceptable press release or press releases to be issued immediately following the date hereof and the Closing.

ARTICLE VI

CLOSING

6.1 Closing. The consummation of the transactions contemplated in this Agreement (the “Closing”) will take place at the offices of Finn Dixon & Herling LLP, One Landmark Square, Suite 1400, Stamford, Connecticut 06901-2679 at 10:00 a.m. New York, New York time, on March 16, 2005 or at such other place and time as the parties have mutually agreed in writing (the “Closing Date”). The Closing shall be deemed to have taken place prior to the opening of business on the Closing Date.

6.2 Conditions to Obligation of Purchaser. The obligations of Purchaser to purchase the Acquired Assets and assume the Assumed Liabilities at the Closing are subject to the satisfaction of each of the following conditions, unless explicitly waived by Purchaser in writing:

(a) (i) Seller shall have performed and satisfied in all material respects each of its obligations hereunder required to be performed and satisfied at or prior to the Closing;

(ii) each of the representations and warranties of Seller contained herein shall be true and correct in all respects as of the Closing Date (except that to the extent such representations and warranties expressly speak as of an earlier date, such representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct as of the Closing Date has not, in the aggregate, resulted in a Material Adverse Effect; and

(iii) Purchaser shall have received a certificate signed by a duly authorized executive officer of Seller to the foregoing effect.

(b) All required Consents from Governmental Authorities for the transactions contemplated by this Agreement shall have been obtained in form and substance reasonably satisfactory to Purchaser and its counsel and shall remain in full force and effect as of the Closing Date.

(c) All Consents set forth on Schedule 6.2(c) shall have been obtained in form and substance reasonably satisfactory to Purchaser and its counsel, which Consents shall remain in full force and effect as of the Closing Date.

(d) No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any Governmental Authority of competent jurisdiction or any other legal restraint or prohibition preventing any transfer contemplated hereby or the consummation of the Closing, or imposing damages in respect thereto, shall be in effect, and there shall be no pending or threatened Proceedings by any Governmental Authority challenging or in any manner seeking to restrict or prohibit the sale of the Acquired Assets or the consummation of any other transactions contemplated hereby.

(e) Since the date hereof, there shall not have been any event, occurrence, development or state of circumstances or facts or change (including any damage, destruction or other casualty loss) affecting the Acquired Assets or the Conferencing Business that has had or insofar as can reasonably be foreseen, is likely to result in, either alone or together with all such events, occurrences, developments, states of circumstances or facts or changes, a Material Adverse Effect.

(f) Purchaser shall have received a certificate from the Secretary or comparable official of Seller, dated as of the Closing Date, attesting to Seller’s Board of Directors resolutions and authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated to be executed, performed and delivered by Seller hereunder, and to the incumbency of the officer(s) executing this Agreement or any other agreement contemplated hereby on behalf of Seller.

(g) Purchaser and Purchaser’s Parent shall have received an opinion dated as of the Closing Date and addressed to Purchaser and Purchaser’s Parent from Finn, Dixon & Herling LLP, special counsel for Seller, substantially in the form attached hereto as Exhibit A.

(h) Purchaser shall have received a Bill of Sale, in form attached hereto as Exhibit B, duly executed by Seller (the “Bill of Sale”), and such other instruments as may be reasonably requested by Purchaser to transfer full legal and beneficial ownership of the Acquired Assets to Purchaser, free and clear of Encumbrances other than Permitted Encumbrances.

(i) Purchaser shall have received a counterpart of the Assignment and Assumption Agreement, in the form attached hereto as Exhibit C, duly executed by Seller, whereby Seller will assign, and Purchaser will assume, the Assumed Liabilities (the “Assignment and Assumption Agreement”).

(j) Purchaser shall have received a counterpart of the Lease Agreement, in the form attached hereto as Exhibit D duly executed by Seller or its Affiliate (or, if the property referenced therein is owned through a land trust, by the trustee) (the “Lease Agreement”).

(k) Purchaser shall have received a counterpart of the License Agreement, in the form attached hereto as Exhibit E, duly executed by Seller (the “License Agreement”) providing for the license of the name “Citizens Conferencing” during a transition period as set forth therein.

(l) Purchaser shall have received evidence reasonably satisfactory to Purchaser and its counsel that all mortgages, security interests, collateral assignments and other Encumbrances (other than Permitted Encumbrances) on any of the Acquired Assets shall have been released, discharged and terminated in full and the relevant Acquired Assets or other assigned collateral shall have been returned to the relevant party.

(m) Seller shall have provided Purchaser with any applicable clearance certificate or similar document(s) that may be required by any Governmental Authority in order to relieve Purchaser of any obligation to withhold any portion of the Purchase Price.

(n) Purchaser shall have received all other documents, instruments and certificates in connection with the transactions contemplated by this Agreement as Purchaser may reasonably request in form and substance reasonably satisfactory to Purchaser and its counsel.

6.3 Conditions to Obligation of Seller. The obligations of Seller to sell the Acquired Assets at the Closing are subject to the satisfaction of each of the following conditions, unless explicitly waived in writing by Seller:

(a) (i) Purchaser shall have performed and satisfied in all material respects each of its obligations hereunder required to be performed and satisfied by it at or prior to the Closing;

(ii) each of the representations and warranties of Purchaser contained herein was true and correct in all material respects as of the date hereof and is true and correct in all material respects at and as of the Closing Date; and

(iii) Seller shall have received a certificate signed by a duly authorized officer or representative of Purchaser to the foregoing effect.

(b) No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any court of competent jurisdiction or any competent Governmental Authority or any other legal restraint or prohibition preventing any transfer contemplated hereby or the consummation of the Closing, or imposing damages in respect thereto, shall be in effect, and there shall be no pending or threatened actions or Proceedings by any Governmental Authority (or determinations by any Governmental Authority) challenging or in any manner seeking to restrict or prohibit the sale of the Acquired Assets or the consummation of any other transactions contemplated hereby.

(c) Seller shall have received a certificate from the Secretary or comparable official of each of Purchaser, dated as of the Closing Date, attesting to the resolutions of Purchaser authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated to be executed, performed and delivered by Purchaser hereunder, and to the incumbency of the officer(s) executing this Agreement or any other agreement contemplated hereby on behalf of Purchaser.

(d) Seller shall have received a counterpart of the Assignment and Assumption Agreement, duly executed by Purchaser.

(e) Seller shall have received a counterpart of the Lease Agreement, duly executed by Purchaser.

(f) Seller shall have received a counterpart of the License Agreement, duly executed by Purchaser.

(g) Purchaser shall have tendered payment of the amounts described in Section 2.2 to Seller.

(h) Seller shall have received an opinion dated as of the Closing Date and addressed to Seller from Kilpatrick Stockton LLP, legal counsel for Purchaser, substantially in the form attached hereto as Exhibit F.

(i) Seller shall have received all other documents, instruments and certificates in connection with the transactions contemplated hereby as Seller may reasonably request in form and substance reasonably satisfactory to Seller and its counsel.

ARTICLE VII

SURVIVAL AND INDEMNIFICATION

7.1 Survival. The representations and warranties of the parties contained in this Agreement or in any other certificate, report or other writing delivered pursuant hereto shall survive until eighteen (18) months after the Closing Date, unless on or before the termination thereof (or of the period set forth below applicable to certain representations and warranties), the complaining party notifies the other party in writing of a claim specifying the factual basis for that claim in reasonable detail; provided, however, that: (a) the representations and warranties set forth at Sections 3.1, 3.2 and 3.5 shall survive and shall not expire; and (b) the representations and warranties set forth in Sections 3.7, 3.15 and 3.18 shall survive until the ninetieth (90th) day after expiration of the applicable statutes of limitation.

7.2 Indemnification by Seller and Seller’s Parent.

(a) Seller and Seller’s Parent, jointly and severally, agree to indemnify and defend Purchaser and its Affiliates (the “Purchaser Indemnified Parties”) against, and agree to hold them harmless from, any Losses incurred or suffered by any of the Purchaser Indemnified Parties relating to or arising out of any of the following:

(i) any breach of or inaccuracy in any representation or warranty made by Seller pursuant to this Agreement or any certificate, document, writing or instrument delivered by Seller pursuant to this Agreement (without regard to any supplements or amendments thereto effected by the Updated Schedules);

(ii) any breach of or failure by Seller to perform any covenant or obligation (including the covenants contained in Article I and Article V) of Seller set out in this Agreement;

(iii) any Retained Liability;

(iv) any brokerage or finders’ fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with Seller (or any Person acting on its behalf) in connection with the Acquisition; or

(v) any violation of the Bulk Sales Laws; or

(vi) any failure of Purchaser to have the right to use (without paying royalties or similar fees to any third party) the “Phoenix Billing and Account Management System” subsequent to the Closing,

(b) The Purchaser Indemnified Parties shall be entitled to indemnification under clauses (a)(i) and (a)(ii) of this Section 7.2 only after the aggregate amount of such Losses exceeds $200,000, at which point the Purchaser Indemnified Parties shall be entitled to recover the entire amount of such Losses from the first dollar (including the first $200,000). In no event will the limitation in the immediately preceding sentence apply to the Purchaser Indemnified Parties’ right to indemnity under clauses (a)(iii) through (a)(vi) of this Section 7.2 or to the working capital adjustment in Section 2.3 hereof.

7.3 Indemnification by Purchaser, Purchaser’s Parent and Parent. Purchaser, Purchaser’s Parent and Parent, joint and severally, agree to indemnify and defend Seller against, and agree to hold it harmless from, any Losses incurred or suffered by Seller relating to or arising out of any of the following:

(a) any breach of or any inaccuracy in any representation or warranty made by Purchaser pursuant to this Agreement or any certificate, document, writing or instrument delivered by Purchaser pursuant to this Agreement;

(b) any breach of or failure by Purchaser to perform any covenant or obligation of Purchaser set out in this Agreement;

(c) the Assumed Liabilities and all Liabilities of the Conferencing Business arising on or after the Closing Date;

(d) any claim by, or on behalf of or with respect to, and any obligation or Liability relating to, employees of Purchaser employed in connection with the Conferencing Business and arising on or after the Closing Date;

(e) any brokerage or finders’ fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made been made by any Person with Purchaser (or any person acting on its behalf) in connection with the Acquisition; or

(f) Taxes which are pro-rated to Purchaser hereunder and which Purchaser is required to pay.

7.4 Notice of Claims; Assumption of Defense. The indemnified party shall give prompt notice to the indemnifying party, in accordance with the terms of Section 11.2, of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought hereunder, specifying with reasonable particularity the basis therefor and giving the indemnifying party such information with respect thereto as the indemnifying party may reasonably request; provided, however, that no delay on the part of the indemnified party in notifying the indemnifying party shall relieve the indemnifying party from any obligation hereunder unless (and then solely to the extent) that indemnifying party thereby is prejudiced. The indemnifying party may, at its own expense: (a) participate in; or (b) upon notice to the indemnified party, at any time during the course of any such claim, suit, action or proceeding, assume the defense thereof; provided, that: (i) the indemnifying party’s counsel is reasonably satisfactory to the indemnified party and (ii) the indemnifying party shall thereafter consult with the indemnified party upon the indemnified party’s request for such consultation from time to time with respect to such claim, suit, action or proceeding. If the indemnifying party assumes such defense, the indemnified party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party. Whether or not the indemnifying party chooses to defend or prosecute any such claim, suit, action or proceeding, the parties hereto shall cooperate in the defense or prosecution thereof. In the event that the indemnifying party elects not to assume the defense of any claim, suit, action or proceeding, such election shall not relieve the indemnifying party of its obligations hereunder.

7.5 Settlement or Compromise. No party shall settle or compromise any claim, suit, action or proceeding without the prior written consent of the other party, which shall not be unreasonably withheld or delayed. Any settlement or compromise made or caused to be made by the indemnified party or the indemnifying party, as the case may be, of any such claim, suit, action or proceeding of the kind referred to in Section 7.4 with the consent of the other party shall also be binding upon the indemnifying party or the indemnified party, as the case may be, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise.

7.6 Liability Limit. Other than in respect of claims arising out of (i) fraud, intentional misrepresentation, willful misconduct or criminal conduct, (ii) breaches of the representations and warranties of Seller in Section 3.7 or Section 3.18, (iii) claims of Purchaser related to the Retained Liabilities (in which cases Purchaser shall have all remedies available at law or in equity) or (iv) claims of Seller related to the Assumed Liabilities or any Liabilities of the Conferencing Business arising on or after the Closing Date (in which cases Seller shall have all remedies available at law or in equity), (x) no party hereunder shall be liable to any other party in connection with any claim for indemnification pursuant to this Article VII for an amount in excess of twenty-five percent (25%) of the Closing Date Adjusted Purchase Price and (y) except as otherwise provided under Section 11.9, the indemnification provisions of this Article VII shall be the exclusive remedy following the Closing for any breaches under this Agreement.

7.7 Net Losses, Mitigation and Purchase Price Adjustments. Notwithstanding anything contained herein to the contrary, the amount of any Losses incurred or suffered by an indemnified party shall be calculated after giving effect to (i) any insurance proceeds received by the indemnified party or any of its Affiliates (net of any costs to the indemnified party associated therewith) with respect to such Losses, (ii) any recoveries obtained by the indemnified party or any of its Affiliates (net of any costs to the indemnified party associated therewith) from any other third party and (iii) any Losses taken into account in the determination of the Final Net Working Capital. Upon making any payment to an indemnified party in respect of any Losses, the indemnifying party shall, to the extent of such payment, be subrogated to all rights of the indemnified party (and its Affiliates) against any third party in respect of the Losses to which such payment relates. Such indemnified party (and its Affiliates) and indemnifying party shall execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights. The parties hereto will use commercially reasonable efforts to mitigate any

Losses, whether by asserting claims against a third party or by otherwise qualifying for a benefit that would reduce or eliminate an indemnified matter; provided, that no party shall be required to use such efforts if they would be detrimental in any material respect to such party or to the Conferencing Business. Any amounts payable under Section 7.2 or 7.3 shall be treated by Purchaser and Seller as an adjustment to the Purchase Price.

ARTICLE VIII

NON-COMPETITION AND CONFIDENTIALITY

8.1 Acknowledgments and Agreements of Seller.

(a) Except as may be required by a Governmental Authority or applicable Law, Seller and its Affiliates shall, for a period of five (5) years from the Closing Date, keep confidential and will hold for the sole benefit of Purchaser all Confidential Information, which Seller acknowledges is, or shall be, proprietary to Purchaser, the terms of this Agreement, and any other instrument or agreement delivered pursuant to this Agreement; provided, however, that any Confidential Information that is also considered a trade secret under applicable law, shall not be disclosed by Seller as long as such information remains a trade secret and which is not generally known or available to the public or the conferencing services industry other than as a result of unauthorized or unlawful disclosure directly or indirectly by Seller after the Closing. Seller shall deliver to Purchaser at any time Purchaser may request, all memoranda, notes, plans, records, reports, computer tapes, printouts and software data and other documents and data (and copies thereof) embodying Confidential Information or relating to the Conferencing Business which Seller may then possess or have under control, subject to Seller’s right to retain copies of the same as may be provided elsewhere herein, and as necessary to enable it to comply with applicable Law or to provide evidence of compliance with applicable Law, including maintaining complete and accurate business records.

(b) If, at the time of enforcement of this Section 8.1, a court shall hold that the duration, scope, or any of the other provisions or restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or other restrictions reasonable under such circumstances shall be substituted for the stated duration, scope or other restrictions.

(c) Seller acknowledges and agrees that a remedy at law for any breach or threatened breach of the provisions of this Section 8.1 would be inadequate and, therefore, agrees that Purchaser shall be entitled to injunctive relief in addition to any other available rights and remedies in case of any such breach or threatened breach; provided, however, that nothing contained herein shall be construed as prohibiting Purchaser from pursuing any other rights and remedies available for any such breach or threatened breach.

(d) Notwithstanding anything to the contrary contained in this Section 8.1, Seller shall not be required to maintain as confidential any information or material which:

(i) is now, or hereafter becomes, through no act or failure to act on the part of Seller which would constitute a breach of this Section 8.1, generally known or available to the public;

(ii) is disclosed with the written approval of Purchaser;

(iii) is required to be disclosed by Law, court order, or similar compulsion; provided, however, that, such disclosure shall be limited to the extent so required or compelled and provided, further, however, that Seller shall give Purchaser notice of such disclosure and cooperate with Purchaser in seeking suitable protection; or

(iv) is pursuant to or in connection with any legal proceeding involving the parties hereto or involving a third party claim pursuant to Article VII; provided that Seller shall cooperate with Purchaser in limiting public disclosure.

8.2 Non-Competition; Non-Solicitation.

(a) In consideration of the Purchase Price, for a period of five (5) years from the Closing Date, Seller and its Affiliates shall not:

(i) directly or indirectly own any interest in, manage, control, participate in, consult with or render services for any business activity similar or relating to full-service and self-service audio conference calling, on-demand reservationless automated audio conference calling, operator-assisted conferencing, operator-assisted and customized web data, video and audio conferencing and streaming, and the sale of products, accessories and technical support services related to group communications solutions (any and all of the foregoing being the “Restricted Conferencing Business”); provided, however, the Restricted Conferencing Business shall not include the business activities of Seller set forth on Schedule 8.2(a)(i).

(ii) in any capacity whatsoever (including as a stockholder, proprietor, partner, joint venturer, member, consultant, agent, lender, or otherwise), directly or indirectly, solicit, sell, service, divert, or accept any Restricted Conferencing Business relating to activities in the United States, from, or to: (A) any of the customers of Seller, Purchaser or any of their Affiliates as of the Closing Date; or (B) any persons who were customers of Seller, Purchaser or any of their Affiliates at any time during the two (2) year period ending on the Closing Date (other than on behalf of, and at the direction of, Purchaser or its Affiliates);

(iii) directly or indirectly through another entity induce or attempt to induce any customer, supplier, licensee, licensor, franchisee or other business relation of Purchaser or any of its Affiliates (excluding Seller and its Affiliates) to cease doing Restricted Conferencing Business in the United States with Purchaser or any of its Affiliates, or in any way interfere with the Restricted Conferencing Business relationship (insofar as it pertains to activities in the United States) between any such customer, supplier, licensee or business relation and Purchaser or any of its Affiliates (including making any negative statements or communications about the Restricted Conferencing Business of Purchaser or any of its Affiliates);

(iv) directly or indirectly through another entity solicit, induce or conspire with or attempt to solicit, induce, or conspire with any employee or officer of Purchaser or any of its

Affiliates (other than Seller and its Affiliates) to leave the employ of Purchaser or any of its Affiliates (other than Seller and its Affiliates), or to compete against the Purchaser or any of its Affiliates, or in any way interfere with the relationship between Purchaser or any of its Affiliates and any employee or officer thereof; or

(v) divert or attempt to divert any or all of such customers’ or suppliers’ business with them from them in violation of this Agreement or applicable Law (including the violation of any trade secrets law).

(b) Notwithstanding anything to the contrary in Sections 8.2(a)(i)-(v) hereof, Seller and its Affiliates shall not be restricted from, and shall be entitled to be a passive owner of not more than five percent (5%) of the outstanding securities of any class of an entity which is publicly traded, so long as Seller has no active participation in the business of such entity.

(c) The covenants in this Section 8.2 are severable and separate, and the unenforceability of any specific covenant in this Section 8.2 is not intended by any party hereto to, and shall not, affect the provisions of any other covenant in this Section 8.2. If any court of competent jurisdiction shall determine that the scope, time, or territorial restrictions set forth in this Section 8.2 are unreasonable as applied to Seller, the parties hereto acknowledge their mutual intention and agreement that those restrictions be enforced to the fullest extent the court deems reasonable, and thereby shall be reformed to that extent as applied to Seller.

(d) All of the covenants in this Section 8.2 are intended by each party hereto to be, and shall be construed as, an agreement independent of any other provision in this Agreement and the existence of any claim or cause of action of Seller against Purchaser, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Purchaser of any covenant in this Section 8.2. It is specifically agreed that the time periods specified in Section 8.2(a) shall be computed by excluding from that computation any time during which Seller is in violation of any provision of Section 8.2(a).

(e) Purchaser and Seller hereby agree that this Section 8.2 is a material and substantial part of this Agreement, and absent Seller agreeing to be bound by this Section 8.2, Purchaser would not have consummated the Acquisition.

(f) In the event of any breach or threatened breach by Seller or any of its Affiliates of the terms of this Article VIII, Seller shall reimburse Purchaser for its reasonable attorneys’ fees, court costs and other expenses it incurs in enforcing the provisions of this Article VIII.

ARTICLE IX

CERTAIN DEFINITIONS

9.1 Definitions. The following terms, as used in this Agreement, have the following meanings:

“AAA” shall have the meaning set forth in Section 10.1.

“Acquired Assets” shall have the meaning set forth in Section 1.1.

“Acquisition” shall have the meaning set forth in the preamble.

“Affiliates” of any Person shall mean any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Agreement” shall have the meaning set forth in the preamble.

“Arbitration Notice” shall have the meaning set forth in Section 10.1.

“Arbitration Rules” shall have the meaning set forth in Section 10.1.

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 6.2(i).

“Assumed Liabilities” shall have the meaning set forth in Section 1.3.

“Benefit Plan” shall mean each “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA), each “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA), and each other employee benefit plan, fund, program, agreement or arrangement in each case, that is sponsored, maintained or contributed to or required to be contributed by Seller or any of its subsidiaries or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with Seller or any of its subsidiaries would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA, or to which Seller or any of its subsidiaries or any ERISA Affiliate is a party, in each case for the benefit of any Business Employee or former Business Employee.

“Bill of Sale” shall have the meaning set forth in Section 6.2(h).

“Bulk Sales Laws” means the bulk transfer provisions of the Uniform Commercial Code (or any similar law).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Business Employees” shall have the meaning set forth in Section 3.16(a).

“Chosen Firm” shall have the meaning set forth in Section 2.3(b).

“Closing” shall have the meaning set forth in Section 6.1.

“Closing Date” shall have the meaning set forth in Section 6.1.

“Closing Date Adjusted Purchase Price” shall have the meaning set forth in Section 2.3(a).

“Closing Date Balance Sheet” shall have the meaning set forth in Section 2.3(a).

“Closing Date Net Working Capital” shall mean the value of Seller’s short term monetary assets (cash, investments and accounts receivable, net of an adequate allowance for doubtful accounts) minus the amount of all Assumed Liabilities, all as determined in accordance with GAAP.

“COBRA” shall have the meaning set forth in Section 5.2(f).

“Competing Business” shall have the meaning set forth in Section 3.24.

“Conferencing Business” shall have the meaning set forth in the preamble.

“Confidential Information” shall mean any and all trade secrets under applicable Law and the other information set forth below concerning the Conferencing Business. Without limiting the generality of the foregoing, and in addition to trade secrets as referenced above, Confidential Information consists of the following:

(a) information which constitutes proprietary information or trade secrets of Seller under applicable Law relating to the Conferencing Business;

(b) information which contains financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, business plans, the names and backgrounds of key personnel, customer lists and customer information (excluding customer information pertaining to Seller’s business which is not used or held for use in the Conferencing Business), personnel training and techniques and materials, marketing plans or market expansion proposals and sales techniques and materials of Seller used or held for use in the Conferencing Business, however documented;

(c) information which confers a competitive advantage with respect to the Conferencing Business;

(d) information with respect to the Conferencing Business which would be detrimental to Purchaser if disclosed;

(e) product specifications, discoveries, improvements, processes, marketing and service methods or techniques, formulae, designs, styles, specifications, data bases, computer programs (whether in source code or object code), know-how, strategies, data, current and anticipated customer requirements, price lists, market studies, business plans, and any other information, however documented, that is a trade secret of Seller under applicable law and is used or held for use in the Conferencing Business; and

(f) notes, analyses, compilations, studies, summaries, and other material prepared by or for Seller used or held for use in the Conferencing Business, and containing or based upon, in whole or in part, any information included in the foregoing.

“Consent” means any approval, consent, ratification, waiver or other authorization.

“Contract” shall mean any Customer Service Contract and any other contract, lease, lease option, commitment, understanding sales order, purchase order, license, equipment lease,

mortgage, note, bond or other agreement, whether written or oral, relating to the Conferencing Business, including any agreements for the purchase of goods, agreements with suppliers, security agreements, joint venture, partnership or similar agreements, advertising agreements, franchise agreements and broker or distributorship agreements.

“Customer Service Contract” shall mean any Contract pursuant to which Seller provides full-service conference calling services, on-demand reservationless conference calling services, web conferencing services or audio and video streaming services and/or other ancillary or similar services to any Person.

“Deferred Revenue” shall mean the amount of all payments due under invoices issued by Seller as of the Closing Date for services not yet rendered or goods not delivered as of the Closing Date with respect to the Conferencing Business.

“Disclosure Schedule” shall have the meaning set forth in the preamble to Article III.

“Dispute Notice” shall have the meaning set forth in Section 2.3(b).

“Documentation” shall have the meaning set forth in Section 1.1(g).

“Encumbrance” shall mean any encumbrance or restriction of any kind, including any pledge, security interest, lien, charge, mortgage, hypothecation, trust deed, easement, lease, finance lease, sublease, claim, right of way, covenant, option, condition, right of first refusal or restriction, however imposed.

“Environmental Law” shall mean any federal, state or local law, statute, ordinance, regulation, rule, order, consent decree, permit, settlement agreement, judicial or administrative decision, injunction or requirement of any Governmental Authority which relates to or otherwise imposes liability or standards of conduct concerning health or safety or discharges, releases or threatened releases of noises, odors or any Pollutants into ambient air, ground or surface water or land, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of Pollutants, including the Occupational Health and Safety Act of 1970, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Resource Conservation and Recovery Act of 1976, as amended, any other so-called “Superfund” or “Superlien” law, the Toxic Substances Control Act, as amended, the Federal Water Pollution Control Act of 1972, as amended, the Federal Clean Air Act, as amended, the Federal Insecticide, Fungicide and Rodenticide Act, as amended, or any other similar Federal, state or local statutes.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Assets” shall have the meaning given to it in Section 1.2.

“Final Net Working Capital” shall have the meaning set forth in Section 2.3(b).

“Financial Statements” shall mean the unaudited income statements and balance sheets for Seller as of and for the years ended December 31, 2004, December 31, 2003 and December 31, 2002, and copies of which are attached as Schedule 3.6.

“GAAP” shall mean United States generally accepted accounting principles, consistently applied and in accordance with Seller’s past practice.

“Governmental Authority” shall mean the government of the United States, any state or political subdivision thereof, or any foreign government, or any entity exercising executive, representative, judicial, regulatory or administrative functions of or pertaining to government.

“Hired Employees” shall have the meaning set forth in Section 5.2(a).

“Intellectual Property” shall mean all of the following owned by or issued or licensed to or by Seller and used or held for use in connection with the Conferencing Business: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (b) all trademarks, service marks, trade dress, logos, trade names, URL domain names and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (c) all copyrightable works (including all software and all other computer software), data, databases, data collections and related documentation, all copyrights, and all applications, registrations and renewals in connection therewith; (d) all customer lists; and (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, technical data, specifications, pricing and cost information, and business and marketing plans and proposals).

“Law” shall mean any federal, state, local or other law, statute, ordinance, regulation, rule, policy, guideline, ordinance, bylaw (zoning or otherwise), order, judgment, consent decree, permit, settlement agreement, judicial or administrative decision, injunction or requirement of any kind (including any Environmental Law) applicable to or binding on Purchaser, Seller, the Conferencing Business, or any of the Acquired Assets.

“Lease Agreement” shall have the meaning set forth in Section 6.2(j).

“Liability” means any liability or obligation of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued or reflected on financial statements prepared in accordance with GAAP or is disclosed or required to be disclosed on any Schedule to this Agreement.

“License Agreement” shall have the meaning set forth in Section 6.2(k).

“Losses” shall mean all Liabilities, equitable remedies, losses, costs, fines, damages of any nature, judgments, penalties, or expenses (including reasonable attorneys’ fees and costs of litigation).

“Material Adverse Effect” shall mean a material adverse effect on, or a material adverse change in, the operations, affairs, condition (financial or otherwise), results of operations, assets, Liabilities, reserves or any other aspect of the Conferencing Business or the Acquired Assets; provided that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect to the extent attributable to or resulting from (A) any changes in Laws, regulations or interpretations of Laws or regulations generally affecting the businesses of such Person, (B) any change in GAAP generally affecting the businesses of such Person, (C) events, conditions or trends in economic, business or financial conditions generally affecting the businesses of such Person, (D) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (E) the effects of the actions contemplated, permitted or required by this Agreement or that are taken with the prior informed consent of the other Person in contemplation of the transactions contemplated hereby, and (F) the announcement or pendency of the transactions contemplated hereby; provided, further, that in the case of any event, condition or trend described in clauses (A), (B) or (C) above, the effect thereof on such Person is not materially different than the effect thereof on comparable companies.

“Material Contract” shall mean with respect to the Conferencing Business, any Contract, whether oral or written, which: (a) was not entered into in the ordinary course of business; (b) was entered into in the ordinary course of business which involves the purchase, sale or lease of goods or materials, or the provision of or purchase of services, aggregating, or reasonably likely to aggregate, more than $45,000 during calendar year 2004; (c) is a non-disclosure or confidentiality agreement (other than those entered into in the ordinary course of business with customers, suppliers and employees); or (d) prohibits Seller or the Conferencing Business from freely engaging in any business or competing anywhere in the world.

“Most Recent Balance Sheet” shall mean the unaudited balance sheet for Seller as of and for the twelve (12) months ended December 31, 2004.

“Net Working Capital Target Amount” shall mean $2,000,000.

“Parent” shall have the meaning set forth in the preamble.

“Permits” shall have the meaning set forth in Section 1.1(o).

“Permitted Encumbrances” shall mean (i) Encumbrances for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which there are adequate reserves on the books, (ii) workers or unemployment compensation Encumbrances arising in the ordinary course of business; (iii) mechanic’s, materialman’s, supplier’s, vendor’s or similar Encumbrances arising in the ordinary course of business securing amounts that are not delinquent, (iv) liens of depository institutions, if payment of the obligation secured thereby is not yet due, (v) statutory or contractual liens of landlords, (vi) security deposits in the ordinary course of business for utility services, and (vii) applicable zoning regulations and ordinances provided that the same do not prohibit or impair in any material respect use of the Premises as currently operated and constructed or proposed to be operated and constructed.

“Person” shall mean any individual, corporation, partnership, limited liability company, association, trust, Governmental Authority or other entity or organization.

“Pollutant” shall mean any substance presently listed, defined, designated or classified as a pollutant or contaminant under any Environmental Law or as hazardous, toxic, radioactive or dangerous under any Environmental Law. Without limitation, Pollutant includes any toxic substance or waste, contaminant, hazardous substance or waste, special waste, industrial substance, lead based paint, petroleum, petroleum products, any derivative or by-product of petroleum, polychlorinated biphenyl, radon, radioactive material, urea formaldehyde, asbestos or asbestos containing material.

“Premises” shall mean the offices used by the Conferencing Business, which are located at 1349 South Wabash Avenue, Chicago, Illinois 60605.

“Proceeding” shall have the meaning set forth in Section 3.10.

“Purchase Price” shall have the meaning set forth in Section 2.1.

“Purchaser” shall have the meaning set forth in the preamble.

“Purchaser Indemnified Parties” shall have the meaning set forth in Section 7.2(a).

“Purchaser’s Parent” shall have the meaning set forth in the preamble.

“Related Parties” shall have the meaning set forth in Section 3.24.

“Retained Liabilities” shall have the meaning set forth in Section 1.4.

“Restricted Assets” shall have the meaning set forth in Section 1.5.

“Restricted Conferencing Business” shall have the meaning set forth in Section 8.2(a)(i).

“Seller” shall have the meaning set forth in the preamble.

“Seller’s Board of Directors” shall have the meaning set forth in the Section 3.2.

“Seller’s Knowledge” shall mean the actual knowledge of Bob Karalis, Bradley Hurst, Mike Zarrella and Brian Donahue and such knowledge that any of them could be expected to discover or otherwise become aware of that fact or matter in the course of conducting a reasonable investigation regarding the accuracy of any representation or warranty contained in this Agreement.

“Seller’s Parent” shall have the meaning set forth in the preamble.

“Tax Return” shall mean any report, return or other information required to be supplied to a Governmental Authority in connection with Taxes.

“Taxes” shall mean all forms of taxation, assessment, levy, duty or other governmental charge, including any income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, universal service, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational and interest equalization, windfall profits, payroll, severance and employees’ income withholding and Social Security taxes imposed by the United States or foreign government or by any state, province, agency, municipality, subdivision or instrumentality of the United States or foreign government or by any other tax authority, including all applicable penalties and interest.

“Technology Assets” shall have the meaning set forth in Section 1.1(j).

“Transferred Cash” shall mean an amount of cash that the Seller, at its option, may elect at Closing to include in the Acquired Assets.

“Updated Schedules” shall have the meaning set forth in Section 11.12(b).

ARTICLE X

DISPUTE RESOLUTION

10.1 Agreement to Arbitrate. Except as specifically provided elsewhere in this Agreement, in the event of any dispute, claim, question, or disagreement arising out of or relating to the Agreement or the breach thereof, the parties hereby agree that upon notice by either party to the other (the “Arbitration Notice”), such dispute, claim, question, or disagreement shall be finally settled by binding arbitration before a single arbitrator in accordance with the provisions of the Commercial Arbitration Rules (the “Arbitration Rules”) of the American Arbitration Association (“AAA”). The Arbitration Notice delivered pursuant to this Section 10.1 shall contain a detailed statement of the claim(s), including a description of the factual contentions which support said claim(s).

10.2 Selection of Arbitrator. The parties shall, by joint agreement, select a single arbitrator, but if they do not agree on the selection of an arbitrator within twenty (20) days after the date that the Arbitration Notice was received by the non-sending party, then selection shall be made in accordance with the Arbitration Rules.

10.3 Place of Arbitration. The arbitration shall be held in New York, New York, or such other place as the parties shall mutually agree.

10.4 Expedited Procedures. The parties agree that any claims that are submitted to arbitration pursuant to the provisions of this Article X, and which seek, in the aggregate, damages or payment of Seventy-Five Thousand Dollars ($75,000) or less, shall be resolved through the application of the AAA’s Expedited Procedures for commercial cases.

10.5 Interim Relief. Either party may, without inconsistency with this Agreement, seek from a court any interim or provisional relief that may be necessary to protect the rights or property of that party pending the selection of the arbitrator or pending the arbitrator’s determination of the merits of the controversy.

10.6 Award. The arbitrator shall issue a written decision setting forth findings of fact and conclusions of law, and, if agreed upon by the parties, the arbitrator shall issue such written decision within thirty (30) days of the close of the hearing.

10.7 Enforcement of Arbitrator’s Decision. Judgment on the award of the arbitrator may be entered in any court having jurisdiction over the party against which enforcement of the award is being sought.

ARTICLE XI

MISCELLANEOUS

11.1 Amendment; Waivers. This Agreement may not be amended, modified or supplemented unless such amendment is in writing and duly executed by each of the parties. No approval, consent or waiver will be enforceable unless signed by the granting party. Failure to insist on strict performance or to exercise a right when entitled does not prevent a party from doing so later for that breach or a future one.

11.2 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given: (a) if personally delivered, when so delivered; (b) if mailed, five (5) Business Days after having been sent by first class, registered or certified U.S. mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below; (c) if given by telecopier, once such notice or other communication is transmitted to the telecopier number specified below; provided that: (i) the sending telecopier generates a transmission report showing successful completion of such transaction; and (ii) such notice or other communication is promptly thereafter mailed in accordance with the provisions of clause (b) above, and provided, further, that if such telecopy is sent after 5:00 p.m. local time at the location of the receiving telecopier, or is sent on a day other than a Business Day, such notice or communication shall be deemed given as of 9:00 a.m. local time at such location on the next succeeding Business Day; or (d) if sent through a nationally-recognized overnight delivery service that guarantees next day delivery, the Business Day following its delivery to such service in time for next day delivery.

If to Seller or Seller’s Parent, to:

Citizens Communications Company

Attention: General Counsel

3 High Ridge Park

Stamford, Connecticut 06905-1390

Telephone: (203) 614-5600

Facsimile: (203) 614-4602

Copy to:

Michael J. Herling, Esq.

Finn Dixon & Herling LLP

One Landmark Square, Suite 1400

Stamford, CT 06901-2679

Telephone: (203) 325-5000

Facsimile: (203) 348-5777

If to Purchaser or Purchaser’s Parent, to:

American Teleconferencing Services, Ltd.

d/b/a Premiere Conferencing

Attention: Jeffrey A. Allred

The Lenox Building

3399 Peachtree Road NE, Suite 700

Atlanta, GA 30326

Telephone: (404) 262-8402

Facsimile: (404) 262-8540

Copy to:

L. Scott Askins, Esq.

SVP - Legal and General Counsel

Premiere Global Services, Inc.

The Lenox Building

3399 Peachtree Road NE, Suite 700

Atlanta, GA 30326

Telephone: (404) 262-8502

Facsimile: (404) 262-8540

and

Kilpatrick Stockton LLP

Attention: Timothy Mann, Jr., Esq.

1100 Peachtree Street

Suite 2800

Atlanta, Georgia 30309

Telephone: (404) 815-6500

Facsimile: (404) 815-6555

Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

11.3 Counterparts. This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.4 Headings. The headings preceding the text of Articles and Sections of this Agreement are for reference only and shall not be deemed part of this Agreement.

11.5 Applicable Law; Waiver of Jury Trial. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts executed in and performed entirely within that State. THE PARTIES EACH HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION OR CAUSE OF ACTION BASED ON, OR ARISING OUT OF, UNDER OR IN CONJUNCTION IN ANY MANNER WITH TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

11.6 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns; provided, however, that no assignment shall be made hereof without the prior written consent of the non-assigning party, except that Purchaser may assign its rights hereunder to any of its Affiliates or its lenders without any other party’s prior consent, so long as Purchaser remains liable for the performance of all obligations imposed upon it hereunder.

11.7 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties, shall be paid by the party incurring such expenses, regardless of whether the Closing occurs.

11.8 No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties and their respective Affiliates and no provision of this Agreement shall be deemed to confer upon third parties any remedy, claim, Liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

11.9 Specific Performance. Seller recognizes and affirms that in the event of breach by Seller of any of the provisions of this Agreement, money damages would be inadequate and Purchaser would have no adequate remedy at law. Accordingly, Seller agrees that Purchaser shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and its obligations under this Agreement not only by an action or actions for damages, but also by an action or actions for specific performance, injunction and/or other equitable relief in order to enforce or prevent any violations (whether anticipatory, continuing or future) of the provisions of this Agreement without the necessity of proving actual damages. With respect to the covenants in Section 5.6, Seller shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and its obligations therein not only by an action or actions for damages, but also by an action or actions for specific performance, injunction and/or other equitable relief in order to enforce or prevent any violations (whether anticipatory, continuing or future) of such covenants without the necessity of proving actual damages.

11.10 Entire Understanding. This Agreement sets forth the entire agreement and understanding of the parties in respect to the transactions contemplated hereby and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof and is not intended to confer upon any other person any rights or remedies hereunder. There have been no representations or statements, oral or written, that have been relied on by any party hereto, except those expressly set forth in this Agreement.

11.11 Construction. The parties acknowledge and agree that each of them have participated in the drafting of this Agreement and that this Agreement has been reviewed by the respective legal counsel for such parties and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be applied to the interpretation of this Agreement. No inference in favor of, or against, any party shall be drawn from the fact that one party has drafted any portion of this Agreement.

11.12 Schedules. (a) The parties hereto are exchanging copies of all Schedules referred to in this Agreement, which Schedules are hereby made a part hereof and incorporated herein by reference. All such Schedules read as of the date of the date hereof or, as to any of the Schedules bearing a particular date, as of any other date specified therein. The Schedules referred to in this Agreement and other related instruments or documents may be incorporated herein and made a part hereof without being attached hereto. The disclosures in the Disclosure Schedule, and those in any supplement thereto, shall expressly refer to a section of this Agreement; provided, however, that disclosures in the Disclosure Schedule expressly referring to a section of this Agreement may incorporate by reference the disclosures in the Schedules with respect to another section of this Agreement; and provided, further, that any fact or circumstance disclosed with respect to a particular section shall likewise be deemed to be a disclosure with respect to another section if the relevance of the facts or circumstances disclosed is reasonably apparent on its face to such other section.

(a) Not less than three (3) Business Days prior to the Closing Date, Seller shall provide Purchaser with a copy of all amendments or supplements that Seller proposes to make to the Disclosure Schedule delivered or to be delivered by Seller hereunder (the “Updated Schedules”) that might render any representation or warranty of Seller set forth in Article III inaccurate as of the Closing Date. The Updated Schedules shall amend or supplement the representations and warranties of Seller contained herein for purposes of Section 6.2(a)(ii), but shall have no effect with respect to Section 7.2(a)(i).

11.13 Termination of Agreement.

(a) Certain of the parties may terminate this Agreement as provided below:

(i) Purchaser and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

(ii) Either Purchaser or Seller may terminate this Agreement if the Closing shall not have occurred on or before July 31, 2005;

(iii) Purchaser may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (A) in the event Seller has breached any covenant contained in this Agreement in any material respect, Purchaser has notified Seller of the breach, and the breach has continued without cure for a period of thirty days after the notice of breach, or (B) if the representations and warranties of Seller are not at any time true and correct in all material respects in such a manner that, in the aggregate, would cause a Material Adverse Effect, and such condition has continued without cure for a period of thirty days after the notice of the same by Purchaser; and

(iv) Seller may terminate this Agreement by giving written notice to Purchaser at any time prior to the Closing (A) in the event Purchaser has breached any covenant contained in this Agreement in any material respect, Seller has notified Purchaser of the breach, and the breach has continued without cure for a period of thirty days after the notice of breach, or (B) if the representations and warranties of Purchaser are not at any time true and correct in all material respects in such a manner that, in the aggregate, would have a material adverse effect on Seller, and such condition has continued without cure for a period of thirty days after the notice of the same by Seller.

(b) In the event that this Agreement is terminated pursuant to Section 11.13(a), all further obligations of the parties under this Agreement shall terminate; provided that the obligations of the parties contained in Section 5.6, Article X, Section 11.5 and Section 11.7 shall survive any such termination. Notwithstanding the foregoing, nothing contained in this Agreement shall relieve any party from liability for any breach of this Agreement prior to termination.

(c) Without limiting the rights and remedies of any party under Article VII with respect to a breach of any other party’s representations, warranties or covenants under this Agreement or any certificate, document, writing or instrument delivered pursuant to this Agreement, in the event the transactions contemplated by this Agreement are not consummated, the parties hereto shall bear their own respective expenses, as provided in Section 11.7.

11.14 Severability. Whenever possible each provision and term of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or term of this Agreement shall be held to be prohibited by or invalid under such applicable law, or determined to be void or unenforceable for any reason, then such provision or term shall be ineffective only to the extent of such prohibition, invalidity or unenforceability, without invalidating or affecting in any manner whatsoever the remainder of such provision or term or the remaining provisions or terms of this Agreement, and the prohibited, invalid or unenforceable provision shall be modified to the minimum extent necessary to make it permissible, valid and enforceable, unless the result of any such invalidity or unenforceability shall be to cause a material failure of consideration to the party seeking to sustain the validity or enforceability of the subject provision.

11.15 Fax Signatures. The parties agree that signatures transmitted and received via facsimile shall be treated for all purposes of this Agreement as original signatures and shall be deemed valid, binding and enforceable by and against all parties.

11.16 Principles of Construction. In this Agreement and all other attached exhibits, annexes and schedules to this Agreement, unless otherwise expressly indicated or required by the context:

(a) reference to and the definition of any document shall be deemed a reference to such document as it may be amended, supplemented, revised, or modified, in writing, from time to time but disregarding any amendment, supplement, replacement or novation made in breach of this Agreement;

(b) references in this Agreement to any document or agreement shall be deemed to include references to such document or agreement as amended, varied, supplemented or replaced from time to time in accordance with such document’s or agreement’s terms;

(c) defined terms in the singular shall include the plural and vice versa, and the masculine, feminine or neuter gender shall include all genders;

(d) the words “including” or “includes” shall be deemed to mean “including without limitation” and “including but not limited to” (or “includes without limitation” and “includes but is not limited to”) regardless of whether the words “without limitation” or “but not limited to” actually follow the term;

(e) the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement or exhibits, annexes and schedules shall refer to this Agreement and its exhibits, annexes and schedules as a whole and not to any particular provision hereof or thereof, as the case may be;

(f) any reference herein to a time of day means the time of day in New York, New York; and

(g) any time frame quantified in terms of days shall mean calendar days unless expressly set forth as Business Days.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed and caused this Agreement to be executed and delivered on the date first above written.

PURCHASER:

CLARINET, INC.

By:	/s/ Jeffrey A. Allred
Name:	Jeffrey A. Allred
Title:	CEO

PURCHASER’S PARENT:

AMERICAN TELECONFERENCING SERVICES, LTD. d/b/a Premiere Conferencing

By:	/s/ Jeffrey A. Allred
Name:	Jeffrey A. Allred
Title:	CEO

PARENT:

PREMIERE GLOBAL SERVICES, INC.

By:	/s/ Jeffrey A. Allred
Name:	Jeffrey A. Allred
Title:	CEO

SELLER:

CONFERENCE-CALL USA, LLC

By:	/s/ Michael A. Zattella
Name:	Michael A. Zattella
Title:	Vice President

SELLER’S PARENT:

CITIZENS COMMUNICATIONS COMPANY

By:	/s/ Michael A. Zattella
Name:	Michael A. Zattella
Title:	Vice President